Exhibit 99.1

A2Z Smart Technologies announces appointment of Director of Customer Success

TEL AVIV, ISRAEL / September 7th, 2022/ A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (TSXV:AZ) (NASDAQ:AZ), today announced the appointment of Mr. Yaniv Levy to the position of Director of Customer Success.

Prior to joining A2Z, Mr. Levy held the role of Head of International Delivery at NCR with responsibilities in managing worldwide delivery.

Mr. Levy brings a wealth of logistical experience to the company with over 20 years working in international companies in the retail, travel and cyber security arenas.

Mr. Levy will be responsible for managing A2Z’s continued rollout internationally and will focus primarily on the successful transition from Pilot to full implementation of the Company’s Smart Cart Solution and ensuring that the “customer life cycle” is seamless.

Bentsur Joseph, CEO of A2Z stated, “We are delighted to add Yaniv to our team. He brings a wealth of experience in what will be a pivotal role for us are we transition from pilots to full rollouts. The interest in our solution has been incredible and this new addition is testament to that.”

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate’s SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z’s products is to save time, save money and save lives.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities - that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau
Telephone: 203.972.9200
Email: jnesbett@imsinvestorrelations.com